

NEWS RELEASE

PERPETUAL ENERGY INC. PROVIDES UPDATE ON HEDGING, EXPECTED 2011 EXIT PRODUCTION RATES AND SCHEDULED CREDIT FACILITY BORROWING BASE REVIEW

Calgary, AB – November 30, 2011 - (TSX:PMT) – Perpetual Energy Inc ("Perpetual" or the "Corporation") advises that it has entered into a number of financial transactions to manage future commodity price and cash flows. Financial and physical forward natural gas sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at November 29, 2011 as follows:

Type of Contract	Volumes at AECO (GJ/d)[1]	% of 2012E Gas Production[3]	Price ($/GJ)[1]	Futures Market ($/GJ) [2]	Term
Financial –AECO	15,250	10	3.90	3.29	January 2012 –December 2012

[1]   Average price calculated using weighted average price for net open sell contracts.
[2]   Futures market reflects AECO settled and forward market prices as at November 29, 2011.
[3]   Calculated using 2012 estimated gas production of 155,000 GJ/d including gas over bitumen deemed production.

Perpetual also entered into the following costless collar oil sales arrangements, to reduce exposure to fluctuations in the WTI index:

Type of Contract	Volumes at WTI (bbl/d)	% of 2012E Oil and NGL Production[3]	Floor Price ($US/bbl)[1]	Ceiling Price ($US/bbl)[1]	Futures Market ($US/bbl)[2]	Term
Collar	500	15	82.00	91.00	96.20	January – December 2012
Collar	500	15	80.00	89.00	96.20	January – December 2012
Collar	500	15	85.00	96.75	96.20	January – December 2012
Period Total	1,500	45	82.33	92.25	96.20	January – December 2012

[1]   Average price calculated using weighted average price for net open contracts.
[2]   Futures market reflects WTI forward prices at November 29, 2011.
[3]   Calculated using 2012 estimated oil and NGL production of 3,250 bbl/d.

In addition, the Corporation has sold oil call options exercisable and expiring on December 31, 2012 as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbl/d)	% of 2012E Oil and NGL Production[2]	Strike Price ($US WTI)	Futures Market ($US/bbl)[1]	Term
Call	sold	1,000	31	$95.00	$93.50	January – December 2013

[1]   Futures market reflects WTI forward prices at November 29, 2011.
[2]   Calculated using 2012 estimated oil and NGL production of 3,250 bbl/d.

In addition the Corporation has certain foreign exchange forward sales and oil and gas basis positions and forward financial power contracts as detailed in its management's discussion and analysis dated November 8, 2011.

Oil and NGL Production

Operational results on Perpetual's commodity diversification strategy continue to be positive. With recent production start-up from two additional Mannville oil wells in eastern Alberta and one Wilrich well at Edson, Perpetual's oil and natural gas liquids production has now surpassed 3,000 bbl/d, exceeding the Corporation's forecast oil and NGL 2011 exit production guidance. The Company has recently finished drilling an additional horizontal well at Edson and it is expected that this well will be completed and onstream prior to year end. In addition, production start-up from the previously announced new horizontal Wilrich discovery well at West Edson is expected in early December at a restricted rate of 3-5 MMcf/d gross (50% working interest to Perpetual) with 30 bbl/MMcf (150 bbl/d) NGLs. Also prior to year end, a three well Lloyd pool development pad in the Mannville area is expected to begin pumping. The additional 3 horizontal heavy oil wells planned for the remainder of 2011 are forecast to commence production in early January. December 2011 production is now projected at 3,200 bbl/d of oil and liquids and 142 MMcfe/d of total production.

Credit Facility

Perpetual further advises that the semi-annual credit facility borrowing base review is expected to be finalized by December 9, 2011. The Corporation anticipates that as a result of this scheduled review and based on discussions with the lenders' agent, the lenders will establish a revised borrowing base of $190 million with the $20 million reduction due to lower natural gas price forecasts used in lender evaluations. The next redetermination of the Corporation's borrowing base is scheduled for April 30, 2012.

Forward Looking Information

Certain information regarding Perpetual in this news release including management's expectations with respect to a potential revised borrowing base, future production rates, and the assessment of future plans and operations above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding the adjustment of the Corporation's borrowing base under its credit facility and the timing and ultimate level thereof; expected future production rates and the timing thereof. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in the Corporation's MD&A for the year ended December 31, 2010 and for the nine months ended September 30, 2011 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Significant Accounting Policies and Non-GAAP Measures" section of the Corporation's MD&A.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT" and "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc.
Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400   Fax: 403 269-4444   Email: info@perpetualenergyinc.com

Sue Riddell Rose   President and Chief Executive Officer
Cam Sebastian   Vice President, Finance and Chief Financial Officer
Claire Gall   Investor Relations and Business Analyst